Exhibit 99.1

Ambassador Georgette Mosbacher Joins Nano Dimension’s Board of Directors

Appointment Adds a Diverse Perspective as
an Experienced Executive, Diplomat, Politician and Author

Combines Years of Leadership Knowhow as a Commercial CEO
as well as Advisor & International Relations Expert

Waltham, Mass., June 04, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced that Ambassador Georgette Mosbacher is joining its Board of Directors (the “Board”).

Ambassador Mosbacher is the former Chairman and Chief Executive Officer of Borghese, Inc., and the former owner and Chief Executive Officer of La Prairie Group AG, where she built world renowned brands. She continues her leadership at several organizations, including as a senior advisor at Skybridge Capital LLC, a board member of Business Executives for National Security, WISeKey, Atlantic Council, and the Fallen Heroes Fund, as well as an advisory board member of Brasilinvest Group, Royal United Services Institute International, the Dilenschneider Group, Inc., and chairman of the Green Beret Foundation. She has also served as NY Commissioner of Racing (Gubernatorial appointment), and Trustee of the NY Hudson River Park Trust (mayoral appointment). Additionally, Ambassador Mosbacher authored two best-selling books: “Feminine Force” and “It Takes Money Honey.”

Ambassador Mosbacher has also contributed her strong experience in the political domain. She previously served as a co-chair of the Republican National Committee’s Finance Committee and a member of the United States Advisory Commission on Public Diplomacy (Presidential appointment).

From 2016 to 2020, she was the United States Ambassador to Poland. For her service, the President of Poland, Andrzej Duda, awarded Ambassador Mosbacher the Grand Cross of the Order of Merit of the Republic of Poland. The U.S. Secretary of the Army Ryan D. McCarthy also awarded her the Department of the Army’s Distinguished Public Servant Medal, the Department of the Army’s highest civilian award, for her contributions to securing base agreements in Poland.

Ambassador Mosbacher earned a B.S. from Indiana University and is the recipient of numerous awards recognizing her humanitarian and entrepreneurial contributions, including two Honorary Doctorates.

Dr. Yoav Nissan-Cohen, Chairman of the Board, and Yoav Stern, Chief Executive Officer and member of the Board of Nano Dimension, issued a joint statement: “Ambassador Georgette Mosbacher will bring a unique perspective to the Board based on her diverse and extensive experience across the private and public sectors, along with her leadership in civil society. Her illustrious career as entrepreneur, investor and Chief Executive Officer interlaced with her time as a U.S. diplomat brings a unique perspective to our Board. We trust she will be a welcomed steward serving the interest of our shareholders, especially as someone with global experience and a proven ability to represent organizations and build bridges. This will prove valuable as Nano Dimension extends its business in broader and deeper ways to become an international digital manufacturing leader.”

Ambassador Mosbacher commented: “I’m delighted to join Nano Dimension’s Board as the Company forges a new path for the manufacturing industry. I believe Nano Dimension’s organization, products, and technologies are game changers and will make a significant improvement by promoting sophistication as well as onshoring and reshoring of advanced industrial technologies, promoting sophistication in global workforces. I look forward to sharing my insights and partnering with Dr. Nissan-Cohen, Yoav Stern, and the other Nano Dimension directors in the journey ahead.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the expected contributions of Ambassador Georgette Mosbacher to the Board , as well as Nano Dimension’s expectation to extend its business in broader and deeper ways to become an international digital manufacturing leader and make significant improvements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com